[SCORPION LETTERHEAD]

March 8, 2011

VIA EDGAR SUBMISSION AND
FACSIMILE (703) 813-6967

Ms. Linda Cvrkel
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Scorpion Performance, Inc. Form 10-K for the year ended December 31, 2009 Filed March 31, 2010 File No. 0-52859

Dear Ms. Cvrkel:

Set forth below are responses to your letter dated February 4, 2011 to Scorpion Performance, Inc. (the "Company”) with respect to the above-referenced Form 10-K and the Company’s Form 10-Q for the period ended September 30, 2010.  The comments and headings from your letter are repeated below for convenience.

Form 10-K for the Year Ended December 31, 2009

Note 1 – Summary of Significant Accounting Policies

Impairment, page F-10

1.

We note from your response to our previous comment number 4.  Please tell us why you do not believe an impairment analysis was necessary for the year ended December 31, 2010 or in the nine months ended September 30, 2010, in light of the negative circumstances described previously.  As part of your response, please clearly explain why you believe your long lived assets were appropriately stated as of December 31, 2009 and September 30, 2010.  Your response should include in detail, the methods and significant assumptions used in your impairment analysis for long lived assets, how you calculated an impairment charge, and provide a comparison of how results to date compare to projections and assumptions used.  In this regard, provide us with an example of the disclosures you intend to include in your MD&A section in future filings that summarizes the aforementioned information and considerations.  We may have further comment upon reviewing your response.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 8, 2011

RESPONSE:

While it is true that current economic conditions have stressed many small businesses like ourselves, resulting in delays in opening our Ocala facility and limitations on our access to credit, we do not believe that such conditions will become the long term norm.  Accordingly, we believe that many of the negative circumstances referred to are essentially cyclical in nature and should have a lesser impact on the long-term economic viability of our long lived assets than they would if they represented more long term factors such as technical obsolescence, which we do not have.  In addition, we acknowledge that we have $11.9 million in accumulated deficits however it is important to note that the deficit has been more than funded by $19.6 million in capital raises which results in a net positive equity of nearly $7.7 million.  We believe that a substantial positive net equity is not a negative circumstance.  As to net losses and negative cash flows we also note (by reference to the following table) that the bulk of our losses are represented by non-cash charges, primarily depreciation.  We believe that depreciation charges are not a circumstance by themselves but rather they reflect the proactive effort to constantly report long term assets at their realizable net economic fair value to future periods, much like an impairment charge would do.   More importantly, net cash used by operations has turned positive in Q3 2009.

On the plus side, by reference to the table below, we note that our annual revenue goals for 2010 have already been achieved during the first nine months 2010.  We also note that we have turned the corner towards operations results that, net of working capital requirements, generate positive cash.  We view these factors as important in relaxing the concern that our long lived assets may be impaired.

In response to the question regarding why we believe no impairment was necessary we would like to clarify our previous response.  Our evaluation of our long lived assets for impairment occurs quarterly in a two step process.  We first refer to our budget and recent performance for any positive or negative trends.  We do this quarterly.  Based on our analysis, should we identify any significant negative trends we would proceed to a more detailed analysis which takes primarily a discounted cash flow approach.  This is the procedure that we previously referred to as not performed.  We perform this procedure when the results of our initial review warrant it.  Therefore, the results of our initial review indicated to us that our long lived assets were not impaired.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 8, 2011

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
Quarterly Results – 2010

	YTD 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	YTD 2010
Reported results
Net revenue	2,723,799	1,023,052	1,403,670	1,046,443		3,473,165
Gross profit	1,016,668	461,432	568,223	437,977		1,467,632
GP%	37.3%	45.1%	40.5%	41.9%		42.3%

Net loss	(1,907,214)	(279,795)	(264,809)	(80,547)		(625,151)
Add depreciation	549,146	197,164	257,485	84,635		539,284
Net cash used by earnings	(1,358,068)	(82,631)	(7,324)	4,088	—	(85,867)
Net cash used for working capital	123,430	(101,217)	46,341	(114,132)	—	(169,008)
Net cash used in operating activities	(1,234,638)	(183,848)	39,017	(110,044)	—	(254,875)

Fixed assets
Land	1,350,145	1,350,145	1,350,145	1,350,145	1,350,145	1,350,145
Building	3,824,730	3,824,730	3,824,730	3,824,730	3,824,730	3,824,730
Furniture, fixture and equipment	7,989,480	8,105,341	8,476,745	8,524,392	8,809,150	8,809,150
	13,164,355	13,280,216	13,651,620	13,699,267	13,984,025	13,984,025
Less accumulated depreciation	(3,077,941)	(3,275,105)	(3,532,590)	(3,617,225)	(3,788,339)	(3,788,339)
	10,086,414	10,005,111	10,119,030	10,082,042	10,195,686	10,195,686

Budget						YTD 2010
Net revenue						3,513,078
Gross profit						2,179,787
GP %						62.0%

Net cash used in operating activities						272,030

With respect to an example of the disclosures we intend to use in the MD&A section of future filings, we propose the following for our upcoming 10-K, which will be revised on a quarterly basis as necessary:

Impairment analysis for long-lived assets

Evaluation of our long lived assets for impairment occurs quarterly in a two step process.  We first refer to our budget and recent performance for any positive or negative trends.  Based on our analysis, should we identify any significant negative trends we would proceed to a more detailed analysis.  Impairment evaluations involve management's estimates on asset useful lives and future cash flows.  Actual useful lives and cash flows could be different from those estimated by management which could have a material effect on our reporting results and financial positions.  Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 8, 2011

Based on the results of our reviews during 2010, management felt that no impairment charges were required based on the following criteria:

•

We believe that the delays in relocating our primary facility to Ocala and lack of access to cash and credit were and are short term conditions that are cyclical in nature.  As of March 7, 2011, we have relocated 90% of our Broward County facility to Ocala and expect to be fully operational in Ocala during the second quarter.  During the fourth quarter of 2010 we also executed a sale and leaseback transaction for a substantial portion of our fixtures and equipment netting cash sufficient to complete the relocation.  We believe that the delay and lack of cash and credit therefore have a lesser impact on the long-term economic viability of our long lived assets than they would if they represented more long term factors such as technical obsolescence.

•

As part of the sale and lease back transaction, the lessor evaluated our equipment and assessed a fair value which was essentially liquidation value.  As a result of the lessor’s fair value assessment, we recognized a loss on the sale which represents a write down of the recorded book value to fair value.  We evaluated the lease as a capital lease and accordingly have recorded the leased assets at the same fair value determined in the sale transaction.  Accordingly, recording a loss on the sale and leaseback transaction and recording the leased back assets at the determined fair value during the fourth quarter of precludes the need for any additional impairment in 2010.

•

During the fourth quarter of 2010, we put our Broward County properties up for sale.  The fair value estimates for these properties reflect a real estate estimate of their market value.  Because the facilities are now “held for sale”, we have recorded a write down equal to the indicated deficiency.

•

We view our new Ocala facility as a long-term asset because it is now our primary facility.  A portion of our Ocala facility is leased to a third party and has been generating cash flow since January 2010.  For the portion that we occupy, we believe we that the current market value, which does reflect a deficiency compared to net book value, is short run in its nature.  We believe that we are on the track to becoming profitable and that the economic recovery, although slow, will reestablish our Ocala facility’s market value.  Our investment in the Ocala facility is an investment in the future of our operations and will not be held for sale anytime in the near future.  Accordingly, we do not believe that any impairment is necessary on this facility.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 8, 2011

•

In general, we discounted our budgeted quarterly earnings based on the stated financing rate included in the leaseback transaction.  This resulted in discounted cash flow of approximately $8.9 million which management believes indicates that our future operations will be more than sufficient to support the conclusion that no further impairment is warranted. Further, we note that the excess discounted cash flow is also sufficient to support our deficiency in current market value of our Ocala facility until real estate values can properly recover.

The following represents a break-down of our long lived assets which precedes a specific response regarding the status of our current long lived assets.

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES

Long Lived Assets

(Unaudited)

	Facility	Equipment	Leased (1)	Total

Long Lived Assets
Land	$1,350,145	$—	$—	$1,350,145
Building	3,824,730	—	—	3,824,730
Building Improvements	3,826,883	—	—	3,826,883
Furniture	—	213,061	—	213,061
Equipment	—	1,846,730	2,293,068	4,139,798
Vehicles	—	—	262,620	262,620
Leased Asssets	—	—	366,788	366,788

Cost	9,001,758	2,509,791	2,922,476	13,984,025

Less accumulated depreciation	(307,969)	(1,722,409)	(1,814,070)	(3,788,339)

Long Lived Assets, Net	$8,693,789	$337,382	$1,108,406	$10,195,686

(1)	see sale and leaseback discussion below

In regards to our facilities, as indicated in the following table, we obtained market valuation as an indicator of the facility’s current fair value.  We then compared that to our carrying value and noted certain issues.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 8, 2011

SCORPION PERFORMANCE, INC. AND SUBSIDIARIES
Land and Buildings
(Unaudited)

	Ocala	Ft Lauderdale	Hollywood	Total
Land, buildings and improvements as recorded:
Land	$658,885	$473,940	$217,320	$1,350,145
Building	2,482,633	1,184,417	157,680	3,824,730
Improvements:
Signage	—	1,950	—	1,950
Security system	—	13,607	—	13,607
Fencing	61,000	18,685	—	79,685
Improvements	3,341,002	390,639	—	3,731,641
Total Recorded Cost	$6,543,520	$2,083,238	$375,000	$9,001,758

Land, buildings and improvements at Fair Value Estimate:
Ocala Facility	$4,785,000	$—	$—	$4,785,000
Ft Lauderdale Facility	—	1,799,000	—	1,799,000
Hollywood House	—	—	254,850	254,850
Total Estimated Fair Value	$4,785,000	$1,799,000	$254,850	$6,838,850

Surplus (Deficiency)	$(1,758,520)	$(284,238)	$(120,150)	$(2,162,908)

As to the Hollywood and Ft. Lauderdale facilities, during the 4th quarter of 2010 we made the decision to actively pursue a buyer.  The fair value estimates for those facilities reflect a real estate estimate of its market value.  Accordingly, because the facilities are now “held for sale”, we will record a write down equal to the indicated deficiency of $404,388.

As to the Ocala facility, which is now our headquarters and production facility, we view this facility in a more long term context.  First, a portion of that facility is rented to a third party and generating cash flow.  For the portion that we occupy, we believe we are looking at a 40 year process and that the current market value, which does reflect a deficiency compared to net book value, is more short run in its nature.  We believe that we are on the track to becoming profitable and that the economic recovery, although slow, will reestablish that facility’s market value.  Our investment in the Ocala facility is an investment in the future of our operations and will not be held for sale anytime in the near future.  Accordingly, we do not believe that any impairment is necessary on that facility.  We intend to disclose this in our fixed asset and/or impairment disclosure.

As to leased equipment, during the 4th quarter of 2010 we executed a sale and leaseback transaction for a substantial portion of our fixtures and equipment, as indicated in the foregoing table.  As part of the transaction, the lessor evaluated the equipment and assessed a fair value.  The valuation method utilized was essentially liquidation value.  We did not contest that method for purposes of the sale and leaseback transaction however we believe that the liquidation valuation method significantly understates the true fair value of the equipment.  As a result of the lessor’s fair value assessment, we recognized a loss on the sale of $556,923, which represents a write down of the recorded book value to fair value.  We evaluated the lease as a capital lease and accordingly recorded the leased assets at the same fair value determined in the sale transaction.  Accordingly, recording a loss on the sale and leaseback transaction and recording the leased back assets at the determined fair value during Q4 2010 precludes the need for any additional impairment in 2010.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 8, 2011

As to the remaining fixtures and equipment identified in the table above, we revised our budgets and made projections through 2017, which covers 7 years.  This period was chosen as a reasonable average because our fixtures and equipment have lives between 5 &10 years.  We discounted our budgeted quarterly earnings at a rather substantial 20% rate, which was based on the stated financing rate included in the leaseback transaction.  This resulted in discounted cash flow of $8.9 million.  This result indicates that our future operations will be more than sufficient to support the conclusion that no further impairment is warranted. Further, we note that the excess discounted cash flow is also sufficient to support our deficiency in current market value of our Ocala facility until real estate values can properly recover.

Form 10-Q for the period ended September 30, 2010

Note 4 - Notes Payable, page 16

2.

We note your response to our previous comment number 5. In light of the materiality of the amount of rental income to your statements of operations, please confirm that you are accounting for any rent escalations or lease incentives in accordance with ASC 840-20-50-4.

RESPONSE:	We have read ASC 840-20-50-4 and we confirm that we will make the required disclosures.

Note 5 - Equity, page 17

3.

We note your response to our previous comment number 6, however we do not believe that it adequately responds to prior comment.  Please explain to us how you will account for the issuance of these preferred shares once they are considered earned.  Note that for the issuance of stock for services, these transactions should be valued at the fair value of the services rendered if more reliably measurable.

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 8, 2011

RESPONSE:	We apologize for the lack of clarity in our prior response and confirm that:

	1.	The shares will be recorded when all of the Company’s production operations are moved from Fort Lauderdale to the Ocala facility and are fully functional, which we anticipate will occur in Q2 2011.

	2.	Once earned, we will record a compensation expense for services rendered.

	3.	The compensation expense will be recorded at the fair value of consideration granted or the services rendered if more reliably determined.

We have already performed some basic initial measurements of the fair value both looking at the fair value of the shares granted and the fair value of the services rendered.

As to the fair value of the preferred series B shares issued, there is no trading market for these severely restricted shares, however we do note several transactions of preferred series A shares which were sold in units of 10 shares for $10 or $1 per share.  Some of the more significant restrictions on the series B shares that were not applicable to series A shares were marketability limitations such as restriction in transfer or sale only to family members or Mr. Stopanio’s estate; exercise of the conversion feature only in the occurrence of a change in control and control limitations in that any other than Rob Stopanio or indirectly the Stopanio family would be in the minority and thus would find little value in these shares as they do not stipulate any required dividend or interest.  Management’s assessment of such restriction indicates that a discount factor of at least 75%-85% should be applied to the transaction value of the preferred series A shares in arriving at an estimate of the value of the preferred series B shares subject to its restrictions.  This results in an estimated fair value of preferred series B shares of $125,000.

As the fair value of the services rendered, we note that Mr. Stopanio’s compensation as CEO of Scorpion a fully operational enterprise was approximately $132,000 in 2009.  Management does not consider this unreasonable in light of the guidance offered by various human resource organizations for firms of similar size. Management’s estimate of services rendered in connection with establishing Scorpion Medical Technologies, LLC was approximately $132,000.

In light of the foregoing, management is tentatively estimating the value of the preferred series B shares to be $130,000.

goU.S. Securities and Exchange Commission
Division of Corporation Finance
March 8, 2011

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe that this response addresses your comments; however, if you require further clarification or if you have questions, please contact the undersigned at (561) 906-3938.

Respectfully yours,

/s/ Karen Rodgers
Karen Rodgers, Controller

cc:  Mr. Robert Stopanio, President